May 18, 2006

Mr. Samuel S. Duffey
General Counsel
Accentia Biopharmaceuticals, Inc.
324 South Hyde Park Avenue
Suite 350
Tampa, FL 33606

> **Re:** **Accentia Biopharmaceuticals, Inc**
> **Item 4.02 Form 8-K**
> **Filed May 15, 2006**
> **File No. 000-51383**

Dear Mr. Duffey:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02

1.   You indicate that you amended your September 30, 2005 Form 10-K and your December 31, 2005 Form 10-Q. In both of these amended filings you indicate that your disclosure controls and procedures are effective. Please explain to us in detail how you determined your disclosure controls and procedures are effective given the restatement of your financial statements. In this regard, please explain to us why you have not identified a material weakness in your internal controls over financial reporting and why this apparent material weakness does not impact your assessment of disclosure controls and procedures. Please see paragraph 140 of PCAOB Auditing Standard No. 2 which indicates that a restatement of previously issued financial statements is a strong indicator that a material weakness in internal controls over financial reporting exists.

Please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a letter that responds to our comment by providing the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3638.

Sincerely,

Mark K. Brunhofer
Staff Accountant